SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of February, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the resolutions adopted at Banco de Chile’s Board’s meeting held on February 3, 2005, with regards to the date and matters to be addressed by the next Ordinary Shareholders Meeting.

Translation

Santiago, February 7, 2005

Mr.
Enrique Marshall Rivera
Superintendent of Banks and
Financial Institutions

Mr. Superintendent:

I inform you that at the extraordinary Board of Directors meeting Number BCH 76 held on February 3, 2005, it was agreed to summon to the General Ordinary Shareholders Meeting to be held on March 17, 2005, at 10:00 A.M., at the “Centro de Negocios de la Cámara de Comercio de Santiago”, located at 392 Monjitas Street, second floor, Santiago, Chile in order to address the following matters:

a)	Approval of Banco de Chile's Memory, Annual Report, Financial Statements and Report of the External Auditors for the year ended December 31, 2004
b)	Approval of the distribution of dividend N° 193 of CH$2.2993 per share. Such dividend, when approved, shall be paid at the Bank’s principal offices after the end of the Meeting.
c)	Election of the Board of Directors;
d)	Directors' remuneration;
e)	Approval of Directors Committee and Audit Committee remuneration and budget;
f)	Nomination of external auditors;
g)	Directors Committee and Audit Committee report
h)	Information required on article 44 of Law 18.046 ;
i)	Other subjects inherent to Ordinary Meetings.

Sincerely,

Julio Guzmán Herrera
Acting General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2005

Banco de Chile

By:	/S/ Julio Guzmán
By: Julio Guzmán Herrera Acting General Manager